UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of May, 2009

Commission File Number: 333-13302

ETABLISSEMENTS DELHAIZE FRÈRES

ET CIE “LE LION” (GROUPE DELHAIZE)

(Exact name of registrant as specified in its charter)*

DELHAIZE BROTHERS AND CO.

“THE LION” (DELHAIZE GROUP)

(Translation of registrant’s name into English)*

SQUARE MARIE CURIE 40

1070 BRUSSELS, BELGIUM

(Address of principal executive offices)

* The registrant’s charter (articles of association) specifies the registrant’s name in French, Dutch and English.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  X        Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No  X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Delhaize Group Launches Tender Offer for Shares of its Greek Subsidiary Alfa-Beta Vassilopoulos

BRUSSELS, Belgium - May 18, 2009 - Delhaize Group (Euronext Brussels: DELB - NYSE: DEG), the Belgian international food retailer, announced today that it has launched a voluntary public tender offer of EUR 30.5 for all of the common registered shares of Delhaize Group’s Greek subsidiary “Alfa-Beta” Vassilopoulos S.A. (Alfa-Beta), which are not yet held by any of the consolidated companies of Delhaize Group (Tender Offer).

“The proposed transaction underlines our Group’s commitment to Alfa-Beta, which we have fully supported in its successful growth in Greece since we became Alfa-Beta’s principal shareholder in 1992”, said Pierre-Olivier Beckers, President and CEO of Delhaize Group. “The offer includes an attractive cash premium for the minority shareholders of Alfa-Beta for a stock with very limited traded volume. Following the tender offer, Delhaize Group intends to operate Alfa-Beta with no major changes to its current business model or strategy.”

The shares of Alfa-Beta are listed and admitted to trading on the Big Capitalization Market of the Athens Exchange (BASIK). As of May 18, 2009, Delhaize Group owns 8 310 614 of Alfa-Beta’s common registered shares, or approximately 65.27% of the total outstanding share capital, through its wholly owned Dutch subsidiary Delhaize “The Lion” Nederland B.V. (Delned). Delned is offering to acquire the remaining 4 422 106 common registered shares, representing approximately 34.73% of the total outstanding share capital and voting rights in Alfa-Beta as of that date.

The offer price per validly tendered share will be EUR 30.5, representing a premium of EUR 6.02 compared to the volume weighted average closing stock market price (VWAP) of the last 3 months and a premium of EUR 4.55 compared to the VWAP of the last 6 months.

Delned has submitted an information circular for approval to the Hellenic Capital Market Commission (CMC). Following a review and approval period of the CMC, the information circular will be published and the acceptance period of the Tender Offer will begin during which Alfa-Beta’s shareholders may tender their shares. Delned intends to proceed with a right of squeeze-out to acquire any remaining Alfa-Beta shares if Delned’s interest in Alfa-Beta reaches at least 90% of the voting rights. Upon reaching 95% of the voting rights in Alfa-Beta, Delned plans to initiate the process for delisting Alfa-Beta’s shares from the Athens Exchange.

Please consult the website of the Athens Exchange (www.athex.gr) for the formal announcement regarding this Tender Offer. Merrill Lynch International and Société Générale are acting as Delned’s financial advisors for the Tender Offer.

Alfa-Beta is a Greek food retail company which was established in 1969. At the end of the first quarter of 2009, Alfa-Beta’s sales network consisted of 199 stores (of which 151 company-operated, 38 affiliated stores and 10 Cash-and-Carry stores). In 2008, Alfa-Beta’s consolidated revenues amounted to approximately EUR 1 337 million and its net consolidated profit to approximately EUR 32.7 million. At the end of 2008, Alfa-Beta employed 7 612 people. Alfa-Beta has been listed on the Athens Exchange (BASIK) since 1990. Delhaize Group acquired approximately 45.42% of the capital of Alfa-Beta in 1992, and has bought shares in the open market since then to reach an interest of approximately 65.27% of the total Alfa-Beta’s shares today.

Delhaize Group is a Belgian food retailer present in seven countries on three continents. At the end of the first quarter of 2009, Delhaize Group’s sales network consisted of 2 670 stores. In 2008, Delhaize Group posted EUR 19 billion in revenues and EUR 467 million in net profit (Group share). At the end of 2008, Delhaize Group employed approximately 141 000 people. Delhaize Group’s stock is listed on Euronext Brussels (DELB) and the New York Stock Exchange (DEG).

This press release is available in English, French and Dutch. You can also find it on the website http://www.delhaizegroup.com. Questions can be sent to investor@delhaizegroup.com.

» Disclaimers

This press release is neither an offer to purchase nor a solicitation to buy any of Alfa-Beta’s common registered shares nor is it a solicitation for acceptance of the Tender Offer. Delned plans to make the Tender Offer only by, and pursuant to the terms set out in, the information circular, and the information in this press release is qualified by reference to the information circular. None of Delhaize Group, Delned or the financial advisors makes any recommendation as to whether holders of Alfa-Beta’s common registered shares should participate in the Tender Offer.

The Tender Offer referred to in this announcement will not be made to, and any offers will not be accepted from, or on behalf of, holders of Alfa-Beta’s common registered shares in any jurisdiction in which the making of such Tender Offer will not be in compliance with the laws and regulations of such jurisdiction. Persons into whose possession this announcement, the information circular (referred to above) or any other materials relating to the Tender Offer comes are required to inform themselve about, and to observe, any such restrictions.

» Contacts

Guy Elewaut: + 32 2 412 29 48	Amy Shue (U.S. investors): +1 704 633 8250 (ext.2529)
Geert Verellen: + 32 2 412 83 62	Barbera Hoppenbrouwers (media): + 32 2 412 86 69
Aurélie Bultynck: + 32 2 412 83 61

CAUTIONARY NOTE REGARDING FORWARD LOOKING STATEMENTS

Statements that are included or incorporated by reference in this press release and other written and oral statements made from time to time by Delhaize Group and its representatives, other than statements of historical fact, which address activities, events and developments that Delhaize Group expects or anticipates will or may occur in the future, including, without limitation, statements about strategic options, future strategies and the anticipated benefits of these strategies, are “forward-looking statements” within the meaning of the U.S. federal securities laws that are subject to risks and uncertainties. These forward-looking statements generally can be identified as statements that include phrases such as “guidance”, “outlook”, “projected”, “believe”, “target”, “predict”, “estimate”, “forecast”, “strategy”, “may”, “goal”, “expect”, “anticipate”, “intend”, “plan”, “foresee”, “likely”, “will”, “should” or other similar words or phrases. Although such statements are based on current information, actual outcomes and results may differ materially from those projected depending upon a variety of factors, including, but not limited to, changes in the general economy or the markets of Delhaize Group, in consumer spending, in inflation or currency exchange rates or in legislation or regulation; competitive factors; adverse determination with respect to claims; inability to timely develop, remodel, integrate or convert stores; and supply or quality control problems with vendors. Additional risks and uncertainties that could cause actual results to differ materially from those stated or implied by such forward-looking statements are described in Delhaize Group’s most recent Annual Report on Form 20-F and other filings made by Delhaize Group with the U.S. Securities and Exchange Commission, which risk factors are incorporated herein by reference. Delhaize Group disclaims any obligation to update developments of these risk factors or to announce publicly any revision to any of the forward-looking statements contained in this release, or to make corrections to reflect future events or developments.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ETABLISSEMENTS DELHAIZE FRÈRES ET CIE “LE LION” (GROUPE DELHAIZE)

Date:	May 18, 2009	By:	/s/ G. Linn Evans
G. Linn Evans
Vice President